UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CardioVascular BioTherapeutics, Inc.
(Name of Issuer)
Common stock, par value $0.001 per share
(Title of Class of Securities)
141607101
(CUSIP Number)
Melvin Weinberg, Esq. Troutman Sanders LLP 405 Lexington Avenue New York, New York 10174 (212) 704-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 19, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a  statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Frédéric M. Chanson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF, BK
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7	SOLE VOTING POWER

3,704,049 (1)

8	SHARED VOTING POWER

3,700,000 (2)

9	SOLE DISPOSITIVE POWER

3,704,049 (1)

10	SHARED DISPOSITIVE POWER 3,700,000 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,404,049 (3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.7% (154,696,907 shares of common stock of the Issuer were issued and outstanding as of November 10, 2008 as reported in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2008, filed with the Securities and Exchange Commission on November 19, 2008)

14	TYPE OF REPORTING PERSON IN

(1) Includes warrants to purchase 400,000 shares of Common Stock.

(2) Consists of warrants to purchase 3,700,000 shares of Common Stock.

(3) Consists of (A) 3,304,049 shares Common Stock and (B) warrants to purchase 4,100,000 shares of Common Stock.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS FirmInvest AG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7	SOLE VOTING POWER

0

8	SHARED VOTING POWER

3,700,000*

9	SOLE DISPOSITIVE POWER

0

10	SHARED DISPOSITIVE POWER 3,700,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,700,000*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.3% (154,696,907 shares of common stock of the Issuer were issued and outstanding as of November 10, 2008 as reported in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2008, filed with the Securities and Exchange Commission on November 19, 2008)

14	TYPE OF REPORTING PERSON CO

* Consists of warrants to purchase 3,700,000 shares of Common Stock

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Colin J. Abraham
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7	SOLE VOTING POWER

73,000

8	SHARED VOTING POWER

0

9	SOLE DISPOSITIVE POWER

73,000

10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1% (154,696,907 shares of common stock of the Issuer were issued and outstanding as of November 10, 2008 as reported in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2008, filed with the Securities and Exchange Commission on November 19, 2008)

14	TYPE OF REPORTING PERSON IN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Hanspeter Brunner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7	SOLE VOTING POWER

90,000

8	SHARED VOTING POWER

0

9	SOLE DISPOSITIVE POWER

90,000

10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 90,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1% (154,696,907 shares of common stock of the Issuer were issued and outstanding as of November 10, 2008 as reported in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2008, filed with the Securities and Exchange Commission on November 19, 2008)

14	TYPE OF REPORTING PERSON IN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Iain Little
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7	SOLE VOTING POWER

20,000

8	SHARED VOTING POWER

0

9	SOLE DISPOSITIVE POWER

20,000

10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1% (154,696,907 shares of common stock of the Issuer were issued and outstanding as of November 10, 2008 as reported in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2008, filed with the Securities and Exchange Commission on November 19, 2008)

14	TYPE OF REPORTING PERSON IN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Clifton Melvin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7	SOLE VOTING POWER

83,000

8	SHARED VOTING POWER

0

9	SOLE DISPOSITIVE POWER

83,000

10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 83,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1% (154,696,907 shares of common stock of the Issuer were issued and outstanding as of November 10, 2008 as reported in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2008, filed with the Securities and Exchange Commission on November 19, 2008)

14	TYPE OF REPORTING PERSON IN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Thomas Reis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7	SOLE VOTING POWER

85,000

8	SHARED VOTING POWER

0

9	SOLE DISPOSITIVE POWER

85,000

10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 85,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1% (154,696,907 shares of common stock of the Issuer were issued and outstanding as of November 10, 2008 as reported in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2008, filed with the Securities and Exchange Commission on November 19, 2008)

14	TYPE OF REPORTING PERSON IN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Stephan Rietiker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7	SOLE VOTING POWER

100,000

8	SHARED VOTING POWER

0

9	SOLE DISPOSITIVE POWER

100,000

10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1% (154,696,907 shares of common stock of the Issuer were issued and outstanding as of November 10, 2008 as reported in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2008, filed with the Securities and Exchange Commission on November 19, 2008)

14	TYPE OF REPORTING PERSON IN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Thomas Stegmann, M.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7	SOLE VOTING POWER

28,907,130 *

8	SHARED VOTING POWER

0

9	SOLE DISPOSITIVE POWER

28,907,130 *

10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,907,130 *
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.7% (154,696,907 shares of common stock of the Issuer were issued and outstanding as of November 10, 2008 as reported in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2008, filed with the Securities and Exchange Commission on November 19, 2008)

14	TYPE OF REPORTING PERSON IN

*Includes options to purchase 50,000 shares of Common Stock.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Jorge Wengle
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7	SOLE VOTING POWER

1,425,000 *

8	SHARED VOTING POWER

0

9	SOLE DISPOSITIVE POWER

1,425,000 *

10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,425,000 *
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.0% (154,696,907 shares of common stock of the Issuer were issued and outstanding as of November 10, 2008 as reported in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2008, filed with the Securities and Exchange Commission on November 19, 2008)

14	TYPE OF REPORTING PERSON IN

* Includes options to purchase 700,000 shares of Common Stock.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Stefan Winzeler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7	SOLE VOTING POWER

160,000

8	SHARED VOTING POWER

0

9	SOLE DISPOSITIVE POWER

160,000

10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 160,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1% (154,696,907 shares of common stock of the Issuer were issued and outstanding as of November 10, 2008 as reported in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2008, filed with the Securities and Exchange Commission on November 19, 2008)

14	TYPE OF REPORTING PERSON IN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Urs Stirnimann
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7	SOLE VOTING POWER

0

8	SHARED VOTING POWER

0

9	SOLE DISPOSITIVE POWER

0

10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of CardioVascular BioTherapeutics, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 1635 Village Center Circle, Suite 250, Las Vegas, Nevada 89134.

Item 2. Identity and Background.

(a) This statement on Schedule 13D is being jointly filed by each of the following persons (collectively, the “Reporting Persons”) pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with resepct to the Common Stock:

(i) Frédéric M. Chanson
(ii) FirmInvest AG
(iii) Colin James Abraham
(iv) Hanspeter Brunner
(v) Iain Little
(vi) Clifton Melvin
(vii) Thomas Reis
(viii) Stephan Rietiker, M.D.
(ix) Thomas Stegmann, M.D.
(x) Jorge Wengle
(xi) Stefan Winzeler
(xii) Urs Stirnimann

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

(b)

(i) Mr. Chanson’s residence is In der Gyrhalden 2, CH-8902 Urdorf, Switzerland.
(ii) FirmInvest AG is organized under the laws of Switzerland and the address of its principal office is Stockerstrasse 48, Postfach 1718, CH-8027 Zürich, Switzerland. The principal business of FirmInvest AG is providing investment advisory and asset management services to high net worth individuals.
(iii) Mr. Abraham’s residence is 35/14 Millar Crescent, GB-Edinburgh, EH10 5HQ, United Kingdom.
(iv) Mr. Brunner’s residence is Loonstrasse 9, CH-5443 Niederrohrdorf, Switzerland.
(v) Mr. Little’s residence is Pfarrgasse 36, CH-8704 Herrliberg, Switzerland.
(vi) Mr. Melvin’s residence is Burtons Lane, Chalfont St Giles, GB-Bucks HP8 4BL, United Kingdom.
(vii) Mr. Reis’s residence is Wehrenbachhalde 45, CH-8053 Zürich, Switzerland.
(viii) Dr. Rietiker’s residence is Obere Rebhalde 29, CH-6340 Baar, Switzerland.
(ix) Dr. Stegmann’s residence is Spiegelstrasse 10, D-36100 Petersberg, Germany.
(x) Mr. Wengle’s residence is Bergstrasse 33, CH-8044 Zürich, Switzerland.
(xi) Mr. Winzeler’s residence is Chrummwisstrasse 48, CH-8700 Küsnacht, Switzerland.

(xii) Mr. Stirnimann’s residence is South Ridge 1, Apartm. 2402, P.O. Box 40992, Dubai, United Arab Emirates.

(c)

(i) Mr. Chanson’s principal occupation is Chairman and CEO of FirmInvest AG, Stockerstrasse 48, Postfach 1718, CH-8027 Zürich, Switzerland. The principal business of FirmInvest AG is providing investment advisory and asset management services to high net worth individuals.

(ii) Mr. Abraham’s principal occupation is an indpendent consultant advising companies on corporate matters and financings in the United Kingdom. Mr. Abraham’s business address is 35/14 Millar Crescent, GB-Edinburgh, EH10 5HQ, United Kingdom.

(iii) Mr. Brunner’s principal occupation is Branch Manager Mutschellen/Freiamt of Neue Aargauer Bank, Bellikerstrasse 1, CH-8965 Mutschellen, Switzerland. The principal business of Neue Aargauer Bank is providing local and regional banking services in Aargau, Switzerland.

(iv) Mr. Little’s principal occupation is Director of P&C Global Wealth Management S.A, CH-8008 Zürich, Switzerland. The principal business of P&C Global Wealth Management S.A. is providing international investment service to private clients and institutions and, through its partners, manage all aspects of their global wealth.

(v) Mr. Melvin’s principal occupation is CEO of Winterthur Life UK, Burtons Lane, Chalfont St Giles, GB-Bucks HP8 4BL, United Kingdom. The principal business of Winterthur Life UK is providing wealth management solutions to the high net worth marketplace.

(vi) Mr. Reis’ principal occupation is Managing Partner of Polytrop GmbH, Webereistrasse, CH-8134 Adliswil, Switzerland. The principal business of Polytrop GmbH is providing medical marketing services.

(vii) Dr. Rietiker’s principal occupation is Senior Adviser at Brown Brothers Harriman & Co. (New York), 140 Broadway, New York, NY 10005, and Chairman of Auriga Vision AG, Gotthardstr. 3, CH-6304 Zug, Switzerland. The principal business of Brown Brothers Harriman & Co. (New York) is providing commercial banking, investment management, brokerage, and trust services to private companies and individuals and the principal business of Auriga Vision AG is establishing a platform with the ultimate goal to turn vision technologies into successful businesses.

(viii) Dr. Stegmann’s principal occupation is Chairman and Chief Executive Officer of Phage Biotechnology Corporation (“Phage”), Spiegelstrasse 10, D-36100 Petersberg, Germany. The principal business of the Phage is manufacturing protein pharmaceuticals.

(ix) Mr. Wengle’s principal occupation is being self employed as a Marketing Consultant in Switzerland. Mr. Wengle’s business address is Stockerstrasse 48, CH-8002 Zürich, Switzerland.

(x) Mr. Winzeler’s principal occupation is Portfolio Manager & Partner of Classic Invest AG, Gartenstrasse 10, CH-8002 Zürich, Switzerland. The principal business of Classic Invest AG is providing wealth management services to individuals in Switzerland.

(xi) Mr. Stirnimann’s principal occupation is Partner of ILC International Legal Consultants, Pearl Building, 10-02, P.O. Box 40992, Deira, Dubai, United Arab Emirates. The principal business of ILC International Legal Consultants is providing legal services with an emphasis on corporate law principally in Switzerland, the United Arab Emirates and Singapore.

(d)	No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

No Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, nor, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or maintaining activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

(i) Mr. Chanson is a citizen of Switzerland.
(ii) Mr. Abraham is a citizen of the United Kingdom.

(iii) Mr. Brunner is a citizen of Switzerland.

(iv) Mr. Little is a citizen of United Kingdom.

(v) Mr. Melvin is a citizen of the United Kingdom.

(vi) Mr. Reis is a citizen of Switzerland.

(vii) Dr. Rietiker is a citizen of Switzerland.

(viii) Dr. Stegmann is a citizen of Germany.

(ix) Mr. Wengle is a citizen of Switzerland.

(x) Mr. Winzeler is a citizen of Switzerland.

(xi) Mr. Stirnimann is a citizen of the Switzerland.

Item 3. Source and Amount of Funds or Other Consideration.

The amount of funds expended to date by Mr. Chanson to acquire the 2,774,032 shares of Common Stock he holds in his name is approximately $3,300,000. Such funds were provided from Mr. Chanson’s personal funds and bank loans ($1,265,000 from MigrosBank at LIBOR +1%). Cost information with respect to the purchase of 530,017 shares of Common Stock is not currently available. Mr. Chanson also owns warrants to purchase 400,000 shares Common Stock received in connection with a private placement of notes in 2007 and 2008 respectively.

FirmInvest owns warrants to purchase 3,700,000 shares Common Stock received in connection with a private placement of notes in 2007.

The amount of funds expended to date by Mr. Abraham to acquire the 73,000 shares of Common Stock he holds in his name is approximately $150,000. Such funds were provided from Mr. Abraham’s personal funds.

The amount of funds expended to date by Mr. Brunner to acquire the 90,000 shares of Common Stock he holds in his name is $120,000. Such funds were provided from Mr. Brunner’s personal funds.

The amount of funds expended to date by Mr. Little to acquire the 20,000 shares of Common Stock he holds in his name is $15,000. Such funds were provided from Mr. Little’s personal funds.

The amount of funds expended to date by Mr. Melvin to acquire the 83,000 shares of Common Stock he holds in his name is $430,000. Such funds were provided from Mr. Melvin’s personal funds.

The amount of funds expended to date by Mr. Reis to acquire the 85,000 shares of Common Stock he holds in his name is $265,000. Such funds were provided from Mr. Reis’ personal funds.

The amount of funds expended to date by Dr. Rietiker to acquire the 100,000 shares of Common Stock he holds in his name is $60,000. Such funds were provided from Dr. Reitiker’s personal funds.

The amount of funds expended to date by Dr. Stegmann to acquire the 28,857,130 shares of Common Stock he holds in his name is approximately $150,000. Such funds were provided from Dr. Stegmann’s personal funds. Dr. Stegmann also owns options to purchase 50,000 shares Common Stock issued under the Company’s 2004 Stock Option Plan. The maturity date for the options is February 2016 and the options have an exercise price of $10 per share.

The amount of funds expended to date by Mr. Wengle to acquire the 725,000 shares of Common Stock he holds in his name is approximately $800,000. Such funds were provided in full from Mr. Wengle’s personal funds. Mr. Wengle also owns options to purchase 700,000 shares Common Stock received in connection with a private placement of common stock and Notes in 2007 and 2008 respectively.

The amount of funds expended to date by Mr. Winzeler to acquire the 160,000 shares of Common Stock he holds in his name is $170,000. Such funds were provided in full from Mr. Winzeler’s personal funds.

Item 4. Purpose of Transaction.

Dr. Stegmann is one of the co-founders of the Issuer and since 1998 has been a Director and its Chief Medical Officer and from October 2006 through May 2008 its Co-President. Mr. Chanson has been a Director of the Issuer since May 2008. Each of Dr. Stegmann, in his capacity as a Director and Chief Medical Officer of the Issuer, and Mr. Chanson, in his capacity as a Director of the Issuer, has made multiple attempts to engage management of the Issuer and the other members of the Board of Directors of the Issuer in a constructive dialogue regarding the critical financial situation of the Issuer, the Issuer’s operations and corporate governance deficiencies, including, without limitation, deficiencies in the Issuer’s internal controls over financial reporting and its disclosure controls. However, neither Dr. Stegmann nor Mr. Chanson has been satisfied with management’s or the other Directors’ responsiveness. In particular, Dr. Stegmann and Mr. Chanson believe:

•

The Issuer’s financial situation is dire. The Issuer’s clinical trials are stalled because of the lack of funding and management has not taken the necessary actions to obtain funding on the scale needed but, instead, has entered into small-scale clinical partnerships that are likely to produce only very small amounts of cash and are unlikely to ever produce the significant capital needed to complete the clinical trials.

•

Management of the Issuer does not appear to be capable of transforming the Issuer into a successful company because it is likely that the Issuer will not be able to obtain significant financing without a significant change in the current management of the Issuer.

•

Numerous conflicts of interest are present at the Issuer including engaging firms run by the Issuer’s Chief Executive Officer’s son and son-in-law, who were and/or are also Directors, as financial advisors.

On December 19, 2008, as required pursuant to the Issuer’s Advance Notice Bylaw provisions, Mr. Chanson sent the corporate secretary of the Issuer a notice of his intent to nominate Messrs. Chanson, Abraham, Brunner, Little, Melvin, Reis, Wengle, Winzeler and Stirnimann and Drs. Rietiker, and Stegmann (the “Nominees”) for election to the Board of Directors of the Issuer at the 2009 Annual Meeting of Stockholders. The full text of the letter is set forth in Exhibit 2 to this Schedule 13D and incorporated herein by reference.

If elected, the Nominees will seek to: (1) make significant changes in the current management, including appointing a new Chief Executive Officer; (2) raise additional capital in order complete the Issuer’s current clinical trials and to transform the Issuer into a successful company; and (3) eliminate all conflicts of interest that are not in the best interests of the Issuer and its stockholders.

The Nominees

Mr. Chanson has been a Director of the Issuer since May 2008. Mr. Chanson is a lawyer by education and a Private Banker by training. He received his law degree from University of Zurich, Switzerland. From 1982 to 1995 he worked for Credit Suisse, Chase Manhattan and finally Bank Julius Baer. In 1995 he co-founded the investment boutique FirmInvest AG in Zurich for High Net Worth individuals and is currently the Chairman and CEO of this privately held company. Mr. Chanson has invested personal funds in the Issuer since 2001 and on behalf of clients since 2004. Mr. Chanson also has been a Director of Phage since November 2008. On October 2, 2008 an involuntary bankruptcy petition was filed against Phage under Chapter 7 of the United States Bankruptcy Code and on October 28, 2008 the involuntary bankruptcy petition was converted to a voluntary bankruptcy petition under Chapter 11 of the United States Bankruptcy Code.

Mr. Abraham is an independent consultant based in Edinburgh (UK). From 1979 until 2000 he worked in international investment management in Edinburgh, Hong Kong and Tokyo. Since 2000 he has advised on corporate start-ups and financings and is currently a director of Family & Business Assurance (Services) Ltd. He holds an Economics degree from Strathclyde University and an MBA from Edinburgh University.

Mr. Brunner has been with Neue Aargauer Bank in various positions since 1990. Presently he is Branch Manager Mutschellen/Freiamt.

Mr. Little has been a Director of P&C Global Wealth Management S.A. since August 2008, for whom he also worked from 2001 until April 2006. From April 2006 to August 2008 he was the manager for Butterfield Asset Management (Switzerland) Ltd.

Mr. Melvin has been a CEO of Winterthur Life UK from 2001 to 2003. He now serves on the Board of NED Just Retirement PLC (since 2004), acts as Chairman of EcoHydra Technologies, Ltd. (since 2004), and is CEO of Gaudi Ltd, an internet-based B2B SIPP administration business since February 2008. He has a BA (Hons) in Mathematics from Oxford University, and is a fellow of the Institute of Actuaries.

Mr. Reis has been a Managing Partner of Polytrop GmbH for over 10 years, specializing in Medical Marketing. He studied Biochemistry and worked for both Beecham and Lederle before founding Polytrop.

Dr. Rietiker finished Medical School in Zurich with an M.D. in 1985. After various marketing assignments with Roche (1987 – 1991) and other drug companies he became President and CEO of Centerpulse AG (formerly Sulzer Medica AG) in 2001. From 2003 to 2004 he was CEO and member of the Board of Pendragon Medical Ltd. From 2004 to 2006 he was CEO of IMI Intelligent Medical Implants AG. Since 2006, he has been a Senior Adviser at Brown Brothers Harriman & Co. (New York), and Chairman of Auriga Vision AG, a health care incubator in Zug, Switzerland, and Director of Inovio Biomedical Corporation, San Diego, USA, listed under the symbol INO.

Dr. Stegmann is a Co-Founder and Director of the Issuer, and has served as the Issuer’s Chief Medical Officer since 1998 and the Issuer’s Co-President from 1998 through August 2008. From December 1984 through December 31, 2005, he held the position of Professor of Surgery and Director of the Department for Thoracic and Cardiovascular Surgery at the Fulda Medical Center in Germany. He is also a member of the faculty of Hannover Medical School in Germany. Dr. Stegmann is the cardiac surgeon who pioneered the procedure upon which the Issuer is founded. He received his medical degree from Heidelberg University, Heidelberg, Germany. Dr. Stegmann has published more than 200 scientific papers in international journals. He also is a member of international societies and associations in the cardiovascular area. Additionally, Dr. Stegmann has been awarded the “Rudolf-Nissen-Memorial-Prize” by the German Society for Thoracic and Cardiovascular Surgery (1982). He also has the privileged distinction to be an Honorary Member of the “Rideau Institute of Canada.” He authored the book:New Vessels for the Heart (2004). Dr. Stegmann also has been a Director of Phage since May 2008 and Chairman and Chief Executive Officer of Phage since October 7, 2008. On October 2, 2008 an involuntary bankruptcy petition was filed against Phage under Chapter 7 of the United States Bankruptcy Code and on October 28, 2008 the involuntary bankruptcy petition was converted to a voluntary bankruptcy petition under Chapter 11 of the United States Bankruptcy Code.

Mr. Stirnimann studied economics and law at the University of Zurich, where he graduated as lic.iur. in 1983. He started his professional life as legal adviser for international organizations in the Middle East and Latin America. In 1987, he joined Credit Suisse, where he worked as Investment Adviser in Zurich, Bahrain and Geneva. 1995 he has selected by the VP Bank Group to establish a Bank and Trust company in the Caribbean. It became the most successful bank in the British Virgin Islands. Besides banking services he also arranged the creation and administration of mutual funds, captive insurances and trusts. Mr Stirnimann was appointed Board Member of several international companies. He was also Funder Member and President of the BVI Bank Association. Later he became CEO of VP Bank (Switzerland) Ltd. In 2004 Mr Stirnimann became a partner of ILC International Legal Consultants (U.A.E.) and took permanent residency in Dubai. He runs the local operations of ILC as the resident manager.

Mr. Wengle holds an MBA from the University of St Gallen / Switzerland and has been self employed as a Marketing Consultant since May 2006. From 2000 to May 2006 Mr. Wengle was a Real Estate Agent for Intercity Immobilien in Zurich.

Mr. Winzeler has been a Portfolio Manager & Partner of Classic Invest AG since March 2003. Prior to this he was employed with Credit Swiss Private Banking for over 10 years. He holds a bachelor degree in finance.

Except as stated in response to this Item 4, the Reporting Persons have no current plans or proposals with respect to the Issuer or its securities of the types enumerated in paragraphs (a) through (j) of this Item 4 of the Amended Schedule 13D promulgated under this Act.

Although none of the Reporting Persons has any specific plan or proposal to acquire or dispose of the shares of Common Stock, each Reporting Person at any time and from time to time may (i) acquire additional shares or securities of the Issuer, (ii) dispose of any or all of its securities of the Issuer or (iii) enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of its positions in the securities of the Issuer, depending upon an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons, and/or other investment considerations.

Item 5. Interest in Securities of the Issuer.

(a)	(i) Mr. Chanson is the beneficial owner of 7,404,049 shares of Common Stock, or 4.7% of the outstanding shares of Common Stock (includes warrants to purchase 4,100,000 shares of Common Stock).

(ii) FirmInvest AG is the beneficial owner of 3,700,000 shares of Common Stock, or 2.3% of the outstanding shares of Common Stock (consists of warrants to purchase 3,700,000 shares of Common Stock).

(iii) Mr. Abraham is the beneficial owner of 73,000 shares of Common Stock, or less than 1% of the outstanding shares of Common Stock.

(iv) Mr. Brunner is the beneficial owner of 90,000 shares of Common Stock, or less than 1% of the outstanding shares of Common Stock.

(v) Mr. Little is the beneficial owner of 20,000 shares of Common Stock, or less than 1% of the outstanding shares of Common Stock.

(vi) Mr. Melvin is the beneficial owner of 83,000 shares of Common Stock, or less than 1% of the outstanding shares of Common Stock.

(vii) Mr. Reis is the beneficial owner of 85,000 shares of Common Stock, or less than 1% of the outstanding shares of Common Stock.

(viii) Dr. Rietiker is the beneficial owner of 100,000 shares of Common Stock, or less than 1% of the outstanding shares of Common Stock.

(ix) Dr. Stegmann is the beneficial owner of 28,907,130 shares of Common Stock, or 18.7% of the outstanding shares of Common Stock (includes options to purchase 50,000 shares of Common Stock).

(x) Mr. Wengle is the beneficial owner of 1,425,000 shares of Common Stock, or 1% of the outstanding shares of Common Stock (includes options to purchase 700,000 shares of Common Stock).

(xi) Mr. Winzeler is the beneficial owner of 160,000 shares of Common Stock, or less than 1% of the outstanding shares of Common Stock.

(xii) Mr. Stirnimann does not own any shares of Common Stock.

The Reporting Persons may be deemed to be a “group” by virtue of the matters discussed in Item 4, which “group” may be deemed to beneficially own an aggregate of 38,907,130 shares of Common Stock, representing approximately 24% of the outstanding shares of Common Stock. The percentages used herein are based upon the 154,696,907 shares of Common Stock reported to be outstanding as of November 10, 2008 by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008, filed with the Securities and Exchange Commission on November 19, 2008

(b)

(i) Mr. Chanson has sole power to vote or direct the vote and sole power to dispose or direct the disposition of 3,704,049 shares of Common Stock (includes warrants to purchase 400,000 shares of Common Stock). Mr. Chanson has authority, in the name and on behalf of FirmInvest AG, to vote or direct the vote and dispose or direct the disposition of shares of Common Stock issuable upon the exercise of warrants held by FirmInvest AG. As a result, Mr. Chanson may be deemed to have shared power to vote or direct the vote and to dispose or direct the disposition of the 3,700,000 shares of Common Stock issuable upon the exercise of warrants held by FirmInvest AG.

(ii) FirmInvest AG does not have sole power to vote or direct the vote or sole power to dispose or direct the disposition of any shares of Common Stock. Mr. Chanson has authority, in the name and on behalf of FirmInvest AG, to vote or direct the vote and dispose or direct the disposition of the Common Stock held by FirmInvest AG. As a result, Mr. Chanson may be deemed to have shared power to vote or direct the vote and to dispose or direct the disposition of the 3,700,000 shares of Common Stock issuable upon the exercise of warrants held by FirmInvest AG.

(iii) Mr. Abraham has sole power to vote or direct the vote and sole power to dispose or direct the disposition of 73,000 shares of Common Stock. Mr. Abraham does not have shared power to vote or direct the vote or shared power to dispose or direct the disposition of any shares of Common Stock.

(iv) Mr. Brunner has sole power to vote or direct the vote and sole power to dispose or direct the disposition of 90,000 shares of Common Stock. Mr. Brunner does not have shared power to vote or direct the vote or shared power to dispose or direct the disposition of any shares of Common Stock.

(v) Mr. Little has sole power to vote or direct the vote and sole power to dispose or direct the disposition of 20,000 shares of Common Stock. Mr. Little does not have shared power to vote or direct the vote or shared power to dispose or direct the disposition of any shares of Common Stock.

(vi) Mr. Melvin has sole power to vote or direct the vote and sole power to dispose or direct the disposition of 83,000 shares of Common Stock. Mr. Melvin does not have shared power to vote or direct the vote or shared power to dispose or direct the disposition of any shares of Common Stock.

(vii) Mr. Reis has sole power to vote or direct the vote and sole power to dispose or direct the disposition of 85,000 shares of Common Stock. Mr. Reis does not have shared power to vote or direct the vote or shared power to dispose or direct the disposition of any shares of Common Stock.

(viii) Dr. Rietiker has sole power to vote or direct the vote and sole power to dispose or direct the disposition of 100,000 shares of Common Stock. Dr. Rietiker does not have shared power to vote or direct the vote or shared power to dispose or direct the disposition of any shares of Common Stock.

(ix) Dr. Stegmann has sole power to vote or direct the vote and sole power to dispose or direct the disposition of 28,907,130 shares of Common Stock (includes options to purchase 50,000 shares of Common Stock). Dr. Stegmann does not have shared power to vote or direct the vote or shared power to dispose or direct the disposition of any shares of Common Stock.

(x) Mr. Wengle has sole power to vote or direct the vote and sole power to dispose or direct the disposition of 1,425,000 shares of Common Stock (includes options to purchase 700,000 shares of Common Stock). Mr. Wengle does not have shared power to vote or direct the vote or shared power to dispose or direct the disposition of any shares of Common Stock.

(xi) Mr. Winzeler has sole power to vote or direct the vote and sole power to dispose or direct the disposition of 160,000 shares of Common Stock. Mr. Winzeler does not have shared power to vote or direct the vote or shared power to dispose or direct the disposition of any shares of Common Stock.

(xii) Mr. Stirnimann does not own any shares of Common Stock.

(c)	Except as described in Item 3 above, no Reporting Person has effected any transactions in the Issuer’s Common Stock during the sixty (60) days preceding the date of this Schedule 13D.
(d)	Not applicable.
(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as otherwise set forth herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

The following documents are filed as exhibits:
1.	Agreement of Joint Filing
2.	Letter to Corporate Secretary of the Issuer dated December 19, 2008.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: January 8, 2009	/s/ Frédéric M. Chanson
Frédéric M. Chanson
/s/ Colin James Abraham
Colin James Abraham
/s/ Hanspeter Brunner
Hanspeter Brunner
/s/ Iain Little
Iain Little
/s/ Clifton Melvin
Clifton Melvin
/s/ Thomas Reis
Thomas Reis
/s/ Stephan Rietiker, M.D.
Stephan Rietiker, M.D.
/s/ Thomas Stegmann, M.D.
Thomas Stegmann, M.D.
/s/ Jorge Wengle
Jorge Wengle
/s/ Stefan Winzeler
Stefan Winzeler
/s/ Urs Stirnimann
Urs Stirnimann
FIRMINVEST AG

By:	/s/ Frédéric M. Chanson
Name:	Frédéric M. Chanson
Title:	Chief Executive Officer

EXHIBIT 1

AGREEMENT OF JOINT FILING

CARDIOVASCULAR BIOTHERAPEUTICS, INC.

COMMON STOCK

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to the joint filing on behalf of each of them of a Statement on Schedule 13D, and any and all amendments thereto, with respect to the above referenced securities and that this Agreement be included as an Exhibit to such filing.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of January 8, 2009.

/s/ Frédéric M. Chanson
Frédéric M. Chanson
/s/ Colin James Abraham
Colin James Abraham
/s/ Hanspeter Brunner
Hanspeter Brunner
/s/ Iain Little
Iain Little
/s/ Clifton Melvin
Clifton Melvin
/s/ Thomas Reis
Thomas Reis
/s/ Stephan Rietiker, M.D.
Stephan Rietiker, M.D.
/s/ Thomas Stegmann, M.D.
Thomas Stegmann, M.D.
/s/ Jorge Wengle
Jorge Wengle
/s/ Stefan Winzeler
Stefan Winzeler
/s/ Urs Stirnimann
Urs Stirnimann
FIRMINVEST AG

By:	/s/ Frédéric M. Chanson
Name:	Frédéric M. Chanson
Title:	Chief Executive Officer

EXHIBIT 2

December 19, 2008

Corporate Secretary
CardioVascular BioTherapeutics, Inc.
1635 Village Center Circle, Suite 250
Las Vegas, Nevada 89134
USA

Cc: via email: Mr. Vincent Roth, Corporate Counsel

Re: Notice of Director Nominations

Dear Sir/Madam:

Pursuant to Article II, Section 2.5 of the Bylaws of CardioVascular BioTherapeutics, Inc. (the "Company"), as a record holder of shares of common stock, par value $0.001 per share (the "Common Stock"), of the Company, I hereby give notice to the Company of my intention to nominate (the "Stockholder Nomination") the persons listed below for election as Directors at the Company's 2009 Annual Meeting of Stockholders (the "Annual Meeting"). This letter provides the information required by such Section of the Bylaws to accompany my Shareholder Nomination.

1. My name is Frédéric Chanson. My business address is FirmInvest AG, Stockerstrasse 48, Postfach 1718, CH-8027 Zürich, Switzerland, and my residence is located at In der Gyrhalden 2, CH-8902 Urdorf, Switzerland.

2. I represent and warrant that (i) I am the holder of record of 2,774,032 shares of Common Stock; (ii) I will be the holder of shares of Common Stock on the record date for the Annual Meeting and therefore will be entitled to vote at the Annual Meeting; and (iii) I intend to appear in person or by proxy at the Annual Meeting to nominate the persons listed below to be elected Directors of the Company.

3. There are no arrangements or understandings between me, any nominee and/or any other person or persons pursuant to which the nominations are made.

4. I hereby nominate the following persons for election as Directors at the Annual Meeting:

   a. Colin James Abraham
   b. Hanspeter Brunner
   c. Frédéric M. Chanson
   d. Iain Little
   e. Clifton Melvin
   f. Thomas Reis
   g. Stephan Rietiker, M.D.

2

h. Thomas Stegmann, M.D.

i. Urs Stirnimann

j. Jorge Wengle

k. Stefan Winzeler

5. Each nominee listed above has executed a consent to serve as a Director of the Company if he is elected and each consent is included with this Notice.

6. Certain Information About Nominees:

A. The following table sets forth (i) the nominees for election as Directors at the Annual Meeting; (ii) their ages; (iii) their business addresses; (iv) their residences; and (v) the beneficial ownership of each nominee as of the date hereof:

Nominee	Age	Business Address	Residence	Number of Shares of Common Stock Beneficially Owned (1)	Percent of Common Stock Owned (2)
Colin J. Abraham	51	35/14 Millar Crescent GB-Edinburgh, EH10 5HQ U. K.	35/14 Millar Crescent GB-Edinburgh, EH10 5HQ U. K.	73,000	*
Hanspeter Brunner	44	Neue Aargauer Bank Bellikerstrasse 1 CH-8965 Mutschellen Switzerland	Loonstrasse 9 CH-5443 Niederrohrdorf Switzerland	90,000	*
Frédéric Chanson	53	Finanvest AG Stockerstrasse 48 Postfach 1718 CH-8027 Zürich Switzerland	In der Gyrhalden 2 CH-8902 Urdorf Switzerland	7,406,049 (3)	4.7%
Iain Little	59	P&C Global Wealth Management S.A. CH-8008 Zürich Switzerland	Pfarrgasse 36 CH-8704 Herrliberg Switzerland	20,000	*
Clifton Melvin	54	Burtons Lane Chalfont St Giles GB-Bucks HP8 4BL U. K.	Burtons Lane Chalfont St Giles GB-Bucks HP8 4BL U. K.	83,000	*
Thomas Reis	54	Polytrop GmbH Webereistrasse CH-8134 Adliswil Switzerland	Wehrenbachhalde 45 CH-8053 Zürich Switzerland	85,000	*

3

Stephan Rietiker	52	AurigaVision Gotthardstr. 3 CH-6304 Zug Switzerland	Obere Rebhalde 29 CH-6340 Baar Switzerland	100,000	*
Thomas Stegmann, M.D.	62	Spiegelstrasse 10 D-36100 Petersberg Germany	Spiegelstrasse 10 D-36100 Petersberg Germany	28,907,130 (4)	18.7%
Urs Sturzimann	54	ILC International Legal Consultants Pearl Building, 16-02 P.O. Box 40992, Deira Dubai, U.A.E.	South Ridge 1 Apartm. 2402 P.O. Box 40992 Dubai, U.A.E.	0	*
Jorge Wengle	53	Stockerstrasse 48 CH-8002 Zürich Switzerland	Bergstrasse 93 CH-8044 Zürich Switzerland	1,425,000 (5)	1.0%
Stefan Winzeler	48	Classic Invest Gartenstrasse 10 CH-8002 Zürich Switzerland	Chrummwisstrasse 48 CH-8700 Küsnacht Switzerland	160,000	*
Nominees as a Group (11 People)				38,347,179	24.0%

---

* Less than 1%

(1) Except as otherwise indicated in the other footnotes to the table, and subject to community property laws, where applicable, the persons identified in the table above have sole voting and investment power with respect to all shares of Common Stock beneficially owned.

(2) Assumes 154,695,907 shares of Common Stock outstanding (as disclosed in the Company's Form 10-Q for the quarterly period ended September 30, 2008 filed with the Securities and Exchange Commission on November 19, 2008).

B. The following is a brief summary of the background and experience of each nominee:

5

No disclosure is required pursuant to Item 401(f) of Regulation S-K except as set forth above.

C. Related Party Transactions

Phage Transactions

Mr. Chanson is currently a Director of Phage and Dr. Stegmann is currently the CEO and President of Phage. Therefore, transactions involving the Company and Phage described in the Company's 2008 Definitive Proxy Statement filed with the Securities and Exchange Commission on May 6, 2008 (as may be updated in the Company's 2009 Definitive Proxy Statement) are related party transactions with respect to both Mr. Chanson and Dr. Stegmann, as present Directors of the Company. In addition, Messrs Abraham, Chanson, Melvin, and Stegmann are creditors of Phage, and Messrs Chanson, Reis and Winzeler are preferred stockholders of Phage.

6

Royalty Agreement

The Company has entered into an agreement with Dr. Stegmann whereby the Company will pay Dr. Stegmann a royalty of one percent (1%) of the Company's net revenue (as defined) from commercial sales of all inventions relating to growth factors in exchange for rights granted to the Company to utilize the results of Dr. Stegmann's German clinical trials. This agreement terminates on December 31, 2013. The Company has made no payments to Dr. Stegmann under this agreement.

Private Placement

During the year ended December 31, 2007 the Company issued unsecured demand notes and warrants to certain investors, including Messrs Chanson and Wengle, in a private placement transaction more fully described in the Company's Form 10-K for the year ended December 31, 2007 (as may be updated in the Company's Form 10-K for the year ended December 31, 2008). The table below sets forth certain information relating to this private placement with respect to each of Messrs Chanson and Wengle:

Nominee	Principal Amount of Notes Outstanding	Interest Rate	Maturity Date of Notes	Number of Warrant Shares	Exercise Price	Expiration Date of Warrants
Frédéric Chanson	$200,000	16%	03/14/2008	200,000	$ 1.00	11/06/2012
				200,000	$ 1.00	01/25/2013
Jorge Wengle	$100,000	16%	03/14/2008	100,000	$ 1.00	11/06/2012
				100,000	$ 1.00	01/25/2013

No principal or interest has been paid on the unsecured demand notes during fiscal year 2007 and, as of the date hereof, during fiscal year 2008, except that the Company paid interest in the amount of $8,000 to Mr. Chanson and $4,000 to Mr. Wengle.

7

D. Compensation

The compensation that Mr. Chanson and Dr. Stegmann expect to receive in fiscal year 2008 in their capacities as Directors of the Company will be similar to the compensation received by Directors of the Company in fiscal year 2007, except as may modified by the Board of Directors and/or the Compensation Committee of the Board of Directors. The compensation disclosure for fiscal year 2007 is set forth in the Company's 2008 Definitive Proxy Statement.

Dr. Stegmann is not an employee of the Company and the compensation that he received as a result of serving as the Company's Chief Medical Officer was paid in the form of consulting fees. The consulting fees that Dr. Stegmann expected to receive in fiscal year 2008 was to be similar to the consulting fees he received in fiscal year 2007. However, in August, 2008, the CEO of the Company, Daniel C. Montano, purportedly terminated Dr. Stegmann as Chief Medical Officer of the Company and, as of such date, Dr. Stegmann ceased to receive any consulting fees. Dr. Stegmann asserts that this termination was not effective and he is entitled to $400,000 of consulting fees under the consulting agreement for fiscal 2008. The compensation disclosure for fiscal year 2007 is set forth in the Company's 2008 Definitive Proxy Statement filed with the Securities and Exchange Commission on May 6, 2008 (as may be updated in the Company's 2009 Definitive Proxy Statement).

December 19, 2008

Frédéric Chanson